NQ Mobile Inc.

No. 4 Building, 11 Heping Li East Street

Dongcheng District, Beijing 100013

People’s Republic of China

April 7, 2017

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Joyce Sweeney, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NQ Mobile Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 6, 2016
Form 6-K filed January 25, 2017
File No. 001-35145

Dear Ms. Collins and Ms. Sweeney:

This letter sets forth the Company’s responses to the comments contained in the letter dated April 3, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Company’s Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) and Form 6-K filed January 25, 2017 (the “Form 6-K”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F.

Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 79

1.	We refer you to comment 10 in our letter dated November 7, 2016. When providing the disclosures regarding any reporting unit considered to be at risk for impairment in your December 31, 2016 Form 20-F, please confirm that you will clearly address the impact of the pending disposal of the Showself live social video business on the Security and Other reporting unit’s goodwill evaluation and in applying the guidance in ASC 350-20-40-1 through 40-7. Refer to Item 5.A of Form 20-F, Section V of Release 33-8350, and FRR 501.14 for further guidance.

The Company respectfully advises the Staff that it will clearly address the impact of the pending disposal of the Showself Live Social Video business on the Security and Others reporting unit’s goodwill evaluation and in applying the guidance in ASC 350-20-40-1 through 40-7 in its annual report for the fiscal year ended December 31, 2016 on Form 20-F.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10. Goodwill, page F-53

2.	We note the estimated fair value for the Security and Others reporting unit provided in response to prior comment 3. In light of the March 31, 2017 announcement for the sale of your interest in the Showself live social video business for RMB800 million, please tell us the following:

•	The fair value of each component within this reporting unit as of your most recent impairment test;

The Company engaged a third party valuation firm and performed the annual goodwill impairment test. The acquired goodwill was not allocated to the component level; however based on our most recent two-step impairment test conducted by the third party valuation firm in connection with the preparation of our 2016 annual report, the fair value of each component within this reporting unit was as follows:

Component	Fair value (USD$ in thousands)
Live social video	182,999
Mobile personal medical care	1,203
Dynamic mobile wallpaper	34,443
Mobile music search	293
Mobile security	416,225

Total	635,162

When determining the scope of the 2016 goodwill impairment test for the Security and Others reporting unit on November 1, 2016 (the Company’s annual goodwill impairment date), the Company excluded the business of mobile graphic search business because in October 2016 the Company had decided to dispose this business of mobile graphic search which was operated by one of the subsidiaries in the Security and Others reporting unit. The disposal was completed in December 2016. This business was still at its early developing stage when disposed and the Company was not able to successfully integrate this business into this reporting unit as originally anticipated at the time of acquisition. Accordingly the acquired goodwill of $56.4 million was fully impaired upon disposal and the mobile graphic search component was excluded from the 2016 goodwill impairment test.

In light of the proposed sale of our interest (65%) in Showself live social video business for RMB 800 million, the Company considered this selling price as market value for our live social video business. The market value of 100% of Showself will be RMB 1.231 billion. The Company compared this market value of Showself to the fair value (RMB 1.269 billion) of this business as determined by the third party valuation firm in connection with the 2016 impairment test and found they are approximately the same.

•	How the pending disposal of Showself was factored into your most recent impairment analysis, if at all;

Although the Company will dispose Showself in the year 2017, the Company still included Showself in the scope of 2016 annual impairment test for Security and Others reporting unit. This reporting unit failed the step one of the goodwill impairment test and the goodwill is impaired. Per the Step two impairment test results, the implied fair value of goodwill of this reporting unit was $169.0 million, which is less than its adjusted book value of $197.3 million (excluding mobile graphic search). Additional goodwill impairment loss of $28.3 million was recorded as of December 31, 2016.

If the Company was able to successfully dispose Showself, there would be additional goodwill impairment loss upon disposal assuming the fair value of the remaining portion of the reporting unit and other conditions remain unchanged from November 1, 2016.

•	The carrying value and amount of goodwill of the Showself business to be disposed of; and

The Company is not allocating goodwill to component level, however according to the most recent goodwill impairment test; the goodwill that could be allocated to Showself based on the relative fair value at November 1, 2016 was $52.9 million.

•	Whether there are any indications of potential goodwill impairment upon consummation of the sale of Showself for either the live mobile social video component and/or for the remaining components in this reporting unit.

As mentioned in the Company’s response above, there would be additional goodwill impairment loss for the remaining portion of the reporting unit upon consummation of the disposal of Showself assuming the fair value of the remaining portion of the reporting unit and other conditions remain unchanged from November 1, 2016.

Please refer to ASC 350-20-40-1 through 40-7.

Form 6-K filed January 25, 2017

Exhibit 99.1

3.	Your response to prior comment 7 states that the agreements with Dr. Shi and Xinjiang Yinghe provide that if the proposed listing of FL Mobile on stock exchanges in China is terminated or fails to obtain regulatory approval from relevant governmental authorities, both parties may revert the transaction. Please clarify for us whether there is also a probability assessment included in this provision, such as you refer to in your January 20, 2017 response to comment 7.

The Company respectfully advises the Staff that the full transaction reversion provision is translated and reads as below:

(1) In the event that the A-share listing is cancelled or fails to receive necessary governmental approvals, both NQ and Dr. Shi may revert the transaction;

(2) Dr. Shi and FL Mobile shall endeavor to complete the A-share listing within two years after the date of this agreement. In the event such A-share listing is not completed within such two-year period, NQ may revert the transaction; and

(3) No party may revert the transaction after the A-share listing is approved by relevant government authorities.

Relevant parties cancelled the plan for A-share listing in November 2016 because it was reasonably determined that the A-share listing is unlikely to happen due to the difficulties in obtaining regulatory approvals by relevant authorities in China.

Additionally, the Company respectfully advises the Staff that, with regards to the transaction to dispose FL Mobile and Showself live video business as announced March 30, 2017, the closing conditions of the purchaser to pay its last installment of purchase price includes the following: at the time of payment of the last installment, (i) representations and warranties of the selling shareholder shall be true, and the selling shareholder shall have performed all its covenants; (ii) no stop order shall have been issued to stop this transaction; (iii) no law or judgement by any government that prohibits the transaction shall have been issued; (iv) no material adverse effect shall have occurred; and (v) the selling shareholder shall have completed the filing with respect to the transaction in the local Administration for Industry and Commerce.

*        *        *

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863 or email at julie.gao@skadden.com or Rong Liu, the audit engagement partner at Marcum Bernsterin & Pinchuk LLP, by phone at (001) 646-472-1879 or via email at rong.liu@marcumbp.com. Marcum Bernsterin & Pinchuk LLP is the independent registered public accounting firm of the Company

Very truly yours,

/s/ Roland Wu
Roland Wu
Chief Financial Officer

cc:	Vincent Wenyong Shi, Chairman of the Board and Chief Operating Officer of NQ Mobile Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Rong Liu, Partner, Marcum Bernsterin & Pinchuk LLP